Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2011	2010	2009	2008	2007

Pretax income from continuing operations	$ 32,849	$ 74,192	$ 109,332	$ 2,046	$ 13,086

Distributed income of equity investees	-	430	-	311	109

Fixed charges	107,975	118,603	102,545	106,457	109,834

Earnings	$140,824	$193,225	$211,877	$108,814	$123,029

Interest	98,561	109,410	97,854	102,866	103,436

Amortization of charges and other	9,414	9,193	4,691	3,591	6,398

Fixed Charges	$107,975	$118,603	$102,545	$106,457	$109,834

Ratio of Earnings to Fixed Charges	1.30	1.63	2.07	1.02	1.12

Coverage Deficiency	N/A	N/A	N/A	N/A	N/A